SAG Holdings Limited

14 Ang Mo Kio 63

Singapore 569116

August 22, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Ryan Lichtenfels

Re:	SAG Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted August 8, 2022
CIK No. 0001933951

Ladies and Gentlemen:

By letter dated August 15, 2022, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SAG Holdings Limited (the “Company”) with comments on the Company’s Amendment No. 1 to draft Registration Statement on Form F-1, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement, which will be a confidential filing.

Amendment No. 1 to Draft Registration Statement submitted August 8, 2022

General

Risk Factors

“Interruptions affecting our supply chain may adversely affect our business.”, page 13

1.	We note your new risk factor in response to comment two, as well as your disclosure that “[i]t is important that we maintain optimal levels of inventory in our distribution centers and retail stores and be able to respond rapidly to shifting customer demands.” Please specifically state that global supply chain disruptions have had a negative impact on your inventory availability to date, if true, and elaborate upon the scope and nature of the negative impact to you.

We have revised the disclosure on page 16 to address the Staff’s comment as follows:

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

“Interruptions affecting our supply chain may adversely affect our business.

Our supply chain assets are a critical part of our operations, particularly in light of increasing customer demand for readily available products. We depend on our vendors’ abilities to timely deliver products and on third parties for the operation of certain aspects of our supply chain network. The factors that can adversely these aspects of our operations include, but are not limited to:

-	interruptions to our delivery capabilities;
-	failure of third parties to meet our standards or their commitments to us;
-	hindering our ability to meet our demand for product volumes and timing;
-	increasing transportation costs or other factors that could impact cost, such as having to find more expensive products that are more timely available;
-	the COVID-19 pandemic and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Our revenue fell by $5.7 million between 2020 and 2021 largely as a result of supply chain disruptions and delivery delays. Some of the supply chain disruptions we experienced were due to the shutdown of sub-contract manufacturing and/or manpower reductions and delivery delays due to the reduction of air and sea shipments as a result of COVID-19, all of which negatively impacted our inventory. It is important that we maintain optimal levels of inventory in our distribution centers and retail stores and be able to respond rapidly to shifting customer demands. Any disruption to, or inefficiency in, our supply chain network, whether due to geopolitical conflicts, COVID-19, supplier lapses, or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.”

Summary Consolidated Financial and Other Data, page 32

2.	Please revise your disclosure of the weighted average number of ordinary shares outstanding to reflect the number of ordinary shares outstanding used to determine your basic and diluted net income per ordinary share. Please tell us why your basic and diluted net income per ordinary share in U.S. dollars for the year ended December 31, 2020 disclosed herein does not appear to be consistent with the basic and diluted earnings per share measures disclosed in the consolidated statements of operations and comprehensive income on page F-4.

We have revised the disclosure and presented consistently with the basic and diluted earnings per share measures disclosed in the financial statements on page 32 of the Amendment in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

Management’s Discussion and Analysis of Financial Condition and Results of Operations Description and Analysis of Principal Components of Our Results of Operations, page 35

3.	We note your revision in Note 3 to present two reportable segments under ASC 280 in response to comment 13. Please revise your operating results discussion to disclose in greater detail the reasons for changes in each reportable segment’s operating results between the reporting periods. Refer to Item 5 of Form 20-F.

We have revised and expanded the disclosure to explain the changes in each reportable segment’s operating results between the reporting periods, on pages 35 and 36 of the Amendment in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

4.	We note your response to our fifth comment pertaining to trade restrictions. Please explicitly clarify whether these trade restrictions continue to impact your business, with a view to understanding whether a decline in revenue is expected to continue.

We have added the requested disclosure on page 36 in response to the Staff’s comment as follows:

“The decrease in revenue in the Middle East by $10.4 million for the year ended December 31, 2021, as compared to the corresponding year ended December 31, 2020, was primarily attributable to the reduced sale orders by a major customer in Middle East of approximately $8.8 million due to the increased material cost, labor shortages, trade restrictions, supply chain delays and disruptions during COVID-19 pandemic period, leading to significant delays in our ability to ship the products, which directly impacted our revenue. The trade restrictions are the result of certain suppliers who may have distribution rights with local companies in the Middle East that exclude us from or limit our access to certain markets. We are exploring possible partnership opportunities to allow us access to these distribution rights. While ~~O~~our inability to successfully enter into such a partnership may impede our ability to increase sales in the Middle East, we have been able to mitigate the impact of these trade restrictions to date and do not expect to see a decline in our revenue as a result of existing trade restrictions.”

Enhancement and innovation of digital capability, page 61

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

5.	We note your response to our ninth comment. At the end of this discussion, please include a cross-reference to the risk factor you have added on page 17 pertaining to the risks associated with expansion of your e-commerce presence.

We have added the requested disclosure on page 61 as follows:

“Enhancement and innovation of digital capability

We are building and innovating our digital capabilities to drive this growth strategy in the following ways:

-	Digitize and streamline the work process by building an on-line platform, which is 24/7 platform that will allow customers to check availability and generate product orders completely online.
-	Integrate 3rd party platforms, such as a warehouse management system, and a fleet management system, to ensure the goods are delivered on time by creating more efficient internal inventory control and delivery systems.
-	Develop an e-commerce marketplace that includes detailed product descriptions including technical specifications where all of our customers can view and buy our products. The products will then be delivered to through collaboration with local distribution services such as Lalamove, Ninja Van, and similar last mile delivery service providers that can help expand the reach and efficiency in distributing our products in a cost-effective manner.

See the Risk Factor related to the development of an e-commerce line of business on page 17.”

Business Develop Warrant and Service Suite Offerings, page 62

6.	We note your response to our tenth comment. If true, please explicitly clarify that there are currently no ongoing negotiations with potential customers in these areas or any contracts that have been signed to date with potential business partners who would assist in the provision of these services.

We have added the requested disclosure on page 62 as follows:

“We are exploring the creation of a new arm of business, where we provide warranty and after-sales services, and/or maintenance, and expand our repair and overhaul services, which would complement our current business segments that are primarily focused on the sale of products. At this time, we are seeking to develop this capability within our Company using existing personnel and resources, and will hire additional qualified employees, as needed, to provide the service work as this business expands. There are currently no ongoing negotiations with potential customers in these areas or any contracts that have been signed to date with potential business partners who would assist in the provision of these services. We have been awarded service contracts in the LSE sector to provide ongoing service and maintenance of hospital equipment. We believe that there is more opportunity in this space to provide direct services that will capitalize on our existing customer base and allow us to capture more customers on the service end.”

Notes to Consolidated Financial Statements Note 10 - Right-of-Use Assets, page F-20

Securities and Exchange Commission

Division of Corporation Finance

Attention: Ryan Lichtenfels

7.	We note your expanded disclosure under Note 10 in response to comment 12. Please tell us how you have determined your finance lease right-of-use asset had zero value as of December 31, 2021 and 2020. We refer you to ASC 842-20-30-5 and ASC 842-20-35-1.

We have followed ASC 842-20-30-5 and ASC 842-20-35-1 to disclose the net carrying value of finance lease right-of-use assets as of December 31, 2021 and 2020 accordingly, which are classified as property and equipment, net, in the financial statements.

We have revised the disclosure on page F-20 of the Amendment in response to the Staff’s comment.

If you have any questions regarding this response, please direct them to our counsel Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

SAG Holdings Limited

/s/ Ivy Lee
		By:	Ivy Lee
Chief Financial Officer

cc:	David L. Ficksman
R. Joilene Wood